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Zurich Financial Services: Disclosure of own shares bought back in 2008 according to Swiss Takeover Board regulations

Zurich, January 5, 2009 - Zurich Financial Services, Mythenquai 2, 8002 Zurich, announces that as of December 31, 2008 it has bought back 3,750,500 of its registered shares (2.64% of shares outstanding) amounting to CHF 1.1 billion within its buyback program over a second trading line started on February 20, 2008. The announcement is made in connection with section 1.4 of the Swiss Takeover Board Release no. 1.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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